Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333- 192137 on Form S-3 and in the Registration Statement No. 333-189694 on Form S-8 of Gramercy Property Trust of our reports:

1. Dated March 9, 2015, with respect to the consolidated financial statements and schedules of Old Gramercy, and the effectiveness of internal control over financial reporting of Old Gramercy for the year ended December 31, 2014, included in this Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 22, 2015.

2.Dated May 21, 2015, the combined statement of revenues and certain expenses of the Dividend Capital Portfolio for the year ended December 31, 2014, included in this Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 22, 2015.

/s/ Ernst & Young LLP

New York, New York
December 22, 2015